                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 6)(1)


                                PRICESMART, INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                  JACK MCGRORY
                             C/O THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 21, 2006
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)


-----------------------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 2 OF 11 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The Price Group LLC
        52-2255962

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                     (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        WC
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            0  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            7,388,369  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            0  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            7,388,369  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        7,388,369  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        27.8%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 3 OF 11 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        San Diego Revitalization Corp.
        33-0898712

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                     (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            0  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            3,885,335  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            0  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            3,885,335  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        3,885,335  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        14.6%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        OO - Nonprofit Corporation
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 4 OF 11 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sol Price

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                     (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO, AF
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        United States of America
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            894,759  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            11,273,704  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            894,759  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            11,273,704  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        12,168,463  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        45.8%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 5 OF 11 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert E. Price

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                     (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        United States of America
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            610  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            14,382,682  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            610  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            14,382,682  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        14,383,292  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        54.2%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 6 OF 11 PAGES


                This Amendment No. 6 relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart"), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company ("Price Group"), San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), Sol Price, a natural person, and Robert E. Price, a natural person, with the Securities and Exchange Commission ("SEC") on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006, and by Amendment No. 5 thereto, filed with the SEC on February 14, 2006 (such Schedule 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following information:

        On February 21, 2006, SDRC received a charitable gift of 977,907 shares of Common Stock.


ITEM 4.    PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following information:

        The information set forth in Item 3 above is hereby incorporated herein in its entirety by reference in response to this Item 4.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

        (a)-(b) Price Group, SDRC, Mr. S. Price and Mr. R. Price presently may be deemed to beneficially own, in the aggregate, 15,278,051 shares of Common Stock, which represent approximately 57.5% of the outstanding Common Stock.(2) Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers and the SDRC Directors and Officers presently may be deemed to beneficially own, in the aggregate, the equivalent of 15,308,741 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 12,980 shares of Common Stock), which represent approximately 57.6% of the outstanding Common Stock. The beneficial ownership of shares of Common Stock (or equivalents thereof) by each of Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers and the SDRC Directors and Officers is as follows:(3)

-----------------------------
        (2) All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 26,556,505 shares of Common Stock estimated to be issued and outstanding as of January 23, 2006, as reported in the Amendment No. 1 to Form 10K/A, filed by PriceSmart with the SEC on January 26, 2006, plus (ii) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

        (3) Shares of Common Stock (or equivalents thereof) disclosed for each of the Price Group Managers and the SDRC Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of the Price Group Managers all include 7,388,369 shares held by Price Group, and the shares disclosed for each of the SDRC Directors and Officers all include 3,885,335 shares held by SDRC.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 7 OF 11 PAGES


                        Price Group presently may be deemed to beneficially own 7,388,369 shares of Common Stock, which represent approximately 27.8% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 7,388,369 shares over which it may be deemed to have shared voting and dispositive power.

                        SDRC presently may be deemed to beneficially own 3,885,335 shares of Common Stock, which represent approximately 14.6% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 3,885,335 shares over which it may be deemed to have shared voting and dispositive power.

                        Mr. S. Price presently may be deemed to beneficially own 12,168,463 shares of Common Stock, which represent approximately 45.8% of the outstanding Common Stock, 894,759 shares over which he may be deemed to have sole voting and dispositive power and 11,273,704 shares over which he may be deemed to have shared voting and dispositive power. Helen Price is the wife of Mr. S. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                        Mr. R. Price presently may be deemed to beneficially own 14,383,292 shares of Common Stock, which represent approximately 54.2% of the outstanding Common Stock, 610 shares over which he may be deemed to have sole voting and dispositive power and 14,382,682 shares over which he may be deemed to have shared voting and dispositive power. Allison Price is the wife of Mr. R. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                        Mr. McGrory presently may be deemed to beneficially own the equivalent of 11,285,404 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 6,490 shares of Common Stock), which represent approximately 42.5% of the outstanding Common Stock, 6,490 shares over which he may be deemed to have sole voting and dispositive power and 11,278,914 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Galinson presently may be deemed to beneficially own the equivalent of 11,292,694 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 6,490 shares of Common Stock), which represent approximately 42.5% of the outstanding Common Stock, 18,990 shares over which he may be deemed to have sole voting and dispositive power and 11,273,704 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Satz presently may be deemed to beneficially own 11,273,704 shares of Common Stock, which represent approximately 42.5% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 11,273,704 shares over which he may be deemed to have shared voting and dispositive power.


-----------------------------
        Disclosure of shares should not be construed as an admission of beneficial ownership of such shares.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 8 OF 11 PAGES


                        Ms. Hillan presently may be deemed to beneficially own 11,273,704 shares of Common Stock, which represent approximately 42.5% of the outstanding Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 11,273,704 shares over which she may be deemed to have shared voting and dispositive power.

                        Mr. Lorne presently may be deemed to beneficially own 7,388,369 shares of Common Stock, which represent approximately 27.8% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 7,388,369 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Morgan presently may be deemed to beneficially own 7,388,369 shares of Common Stock, which represent approximately 27.8% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 7,388,369 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Lynn presently may be deemed to beneficially own 7,388,369 shares of Common Stock, which represent approximately 27.8% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 7,388,369 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Gorham presently may be deemed to beneficially own 3,885,335 shares of Common Stock, which represent approximately 14.6% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 3,885,335 shares over which he may be deemed to have shared voting and dispositive power.

                Except as set forth below, to the extent any of Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers or the SDRC Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of Price Group, SDRC, Mr.
                S. Price, Mr. R. Price, the Price Group Managers or the SDRC Directors and Officers. The exceptions are as follows:

                        Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 18,805 shares of Common Stock with Rebecca Price and 18,805 shares of Common Stock with Sarah Price. Ms. R. Price is employed by the Price Family Charitable Fund, and Ms. S. Price is an actress.

                        Mr. McGrory may be deemed to share voting and dispositive power over 5,210 shares of Common Stock with Ben Price. Mr. B. Price is self-employed.

                        The principal business address of each of Ms. R. Price, Ms. S. Price and Mr. B. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                        None of Ms. R. Price, Ms. S. Price and Mr. B. Price has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 9 OF 11 PAGES


                        jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                        Each of Ms. R. Price, Ms. S. Price and Mr. B. Price is a citizen of the United States of America.

                Except for PriceSmart securities held by Price Group, Price Group disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by SDRC, Mr. S. Price, Mr. R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by SDRC, SDRC disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, Mr. S. Price, Mr. R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by Mr. S. Price, either directly or through entities under his control, Mr. S. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, SDRC, Mr.
                R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by Mr. R. Price, either directly or through entities under his control, Mr. R. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, SDRC, Mr. S. Price, any of the Price Group Managers or any of the SDRC Directors and Officers.

        (c) The information set forth in Item 3 above is hereby incorporated herein in its entirety by reference in response to this Item 5(c).

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 10 OF 11 PAGES


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 24, 2006


                                        THE PRICE GROUP LLC

                                        /s/ Jack McGrory
                                        ----------------------------------------
                                        By:     Jack McGrory
                                        Title:  Manager



                                        SAN DIEGO REVITALIZATION CORP.

                                        /s/ Jack McGrory
                                        ----------------------------------------
                                        By:     Jack McGrory
                                        Title:  Executive Vice President



                                        SOL PRICE

                                        /s/ Sol Price
                                        ----------------------------------------



                                        ROBERT E. PRICE

                                        /s/ Robert E. Price
                                        ----------------------------------------

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 11 OF 11 PAGES


                                  EXHIBIT INDEX


        Exhibit No.                     Description of Exhibit
        -----------                     ----------------------

           1 Joint Filing Agreement, dated as of October 29, 2004, by and among The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on October 29,
                        2004).

          2 Stock Purchase Agreement, dated as of April 19, 2005, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on April 22, 2005).

          3 Grant Agreement, dated as of December 22, 2005, by and among Sol Price, the Sol and Helen Price Trust and San Diego Revitalization Corp. (incorporated by reference to
                        Exhibit 3 to Amendment No. 4 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on January 9,
                        2006).

          4 Put Option Agreement, dated as of September 20, 2004, and amended and restated as of January 7, 2005, by and between The Price Group LLC and International Finance Corporation (incorporated by reference to Exhibit 4 to Amendment No. 5 to Schedule 13 D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on February 14, 2006).